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RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

October 28, 2014

Dominic Minore, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Re:                             Carey Credit Income Fund — Series 2015 T

Registration Statement on Form N-2

File Nos. 333-198882; 814-01094

Dear Mr. Minore:

We are writing in response to comments provided on October 22, 2014 with respect to a registration statement (the “Registration Statement”) filed on Form N-2 under the Securities Act, as amended (“Securities Act”) on September 22, 2014 on behalf of Carey Credit Income Fund - Series 2015 T (the “Company”), a closed-end fund that will elect to be regulated as a business development company (“BDC”). The Company has considered your comments and has authorized us, on its behalf, to make the responses and changes discussed below to the Registration Statement. These changes are reflected in Pre-Effective Amendment No. 1 to the Company’s Registration Statement (the “Amendment”), filed simultaneously herewith.

On behalf of the Company, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

REGISTRATION STATEMENT

Cover Page

Comment 1.                            We note that Carey Credit Income Fund (the “Master Fund”) has signed the Registration Statement.  The Master Fund should also be designated as a co-registrant on the cover page of this Registration Statement.

Response 1.                               The Master Fund has been so designated in the Amendment and will be so designated in all future amendments to the Registration Statement.

Comment 2.                            Please delete the reference to “Series” in the Company’s name.  In this regard, we note that the Company is, instead, a “feeder fund” that is organized as a closed-end investment company.

Response 2.                               The disclosure has been revised accordingly. The Company’s name has been changed to Carey Credit Income Fund 2015 T.

PROSPECTUS

Cover Page

Comment 3.                            We note, from the disclosure contained in the second paragraph, that the Company intends to achieve its investment objectives by investing substantially all of its assets in the Master Fund which intends to qualify as a BDC under the 1940 Act.  In your response letter, discuss the Master Fund’s plans to file a Form 6-NF notice of intent to be regulated as a BDC under the 1940 Act, to register its shares under the Securities Exchange Act of 1934 (the “Exchange Act”) and to file an election to be regulated as a BDC on Form N-54A under the 1940 Act.

Response 3.                               The Master Fund intends to file a Form 6-NF and a Form 10 to register its common shares under the Exchange Act shortly after the filing of the Amendment.  The Master Fund will file form N-54A to elect to be regulated as a BDC immediately prior to its final amendment to the Form 10 Registration Statement.  The Master Fund’s common shares will be privately placed in accordance with Section 4(2) of the Securities Act and Regulation D thereunder to the Company and any other feeder funds that may be organized from time to time.

Comment 4.                            In your response letter provide us with your views as to whether the Company’s investment in the Master Fund would satisfy the requirements of section 55(a) of the 1940 Act.  In this regard, see New Mountain Finance Corp. (pub. avail. Apr. 27, 2011).

Response 4.                               We believe the Company’s investment of all or substantially all of its assets in the Master Fund satisfies the requirements of Section 55(a) of the 1940 Act.  In New Mountain Finance Corp. (pub. avail. Apr. 27, 2011) (the “New Mountain Letter”), the SEC Staff provided no action relief in a master/feeder BDC structure, permitting, among other things, each feeder fund BDC to include its indirect ownership interest in the portfolio companies of the master fund as its own investments for purposes of Section 2(a)(48) and Section 55(a) of the 1940 Act.  The master/feeder structure of the Master Fund and the Company is substantially similar to that presented in the New Mountain Letter, in that the master/feeder structure has been established for bona fide business reasons, namely to provide for multiple sources of distribution of interests in the Master Fund indirectly through the various feeder funds.  Thus, we believe it is appropriate to permit the Company and any other feeder fund to treat their respective indirect ownership interest in the portfolio companies of the Master Fund as their own investments.

Comment 5.                            Please expand the disclosure contained in the second paragraph to briefly highlight the principal types of investments that the Master Fund intends to make and whether there will be any minimum or maximum percentage of the Master Fund’s assets that may be invested any of the categories of investments identified.

Response 5.                               The disclosure has been revised accordingly.

Comment 6.                            In the first paragraph, clarify that neither Guggenheim Partners Investment Management, LLC, the Company’s investment sub-adviser, nor Carey Credit Advisors, LLC, the Company’s investment adviser and administrator, has ever advised or administered a BDC.  Also disclose that the Company is newly formed and has never operated as a BDC.

Response 6.                               The disclosure has been revised accordingly in the first paragraph and in the bullet point presentation.

Comment 7.                            Expand the statement made in the last sentence of the fourth paragraph to state, however, that regardless of whether or not changes in the Company’s investment and operating policies require shareholder approval, all material changes will be reflected in the prospectus during the offering period.

Response 7.                               The disclosure has been revised accordingly.

Comment 8.                            In the second bullet, clarify that any listing of the Company’s common stock on a securities exchange will be at least 5 years after the closing of the offering period, if ever.

Response 8.                               The disclosure has been revised accordingly.

Comment 9.                            In the third bullet, clarify that Board of Trustees is not required to implement a share repurchase program and, even if it does, the Company does not expect to repurchase more than 10% of the weighted average number of shares that were outstanding in the prior calendar year.

Response 9.                               The disclosure has been revised accordingly.

Comment 10.                     Revise the fifth bullet to clarify that any capital returned to shareholders through distributions will be reduced by the payment of the sales load, fees and expenses, and such amounts paid will not be recoverable by common shareholders.

Response 10.                        The disclosure has been revised accordingly.

Comment 11.                     Expand the bullet point presentation to disclose that:

•                  Because the shares of the common stock of the Company are not listed on a securities exchange, the Company’s investors will be unable to sell their common shares on a securities exchange and as a result may not be able to reduce their exposure during any market downturn.

•                  You should not expect to be able to sell your shares of our common stock regardless of how we perform.  And even if you are able to sell your shares of common stock, you will likely receive less than your purchase price.

Response 11.                        The disclosure has been revised accordingly.

Comment 12.                     All of the bullet points should also be presented in bold face type on the first page of the subscription agreement.

Response 12.                        We respectfully acknowledge your comment and note that all investors are provided with a prospectus and subscription agreement prior to making an investment. Therefore, we believe that adding the bullet point presentation to the subscription agreement is unnecessary, duplicative disclosure.

Comment 13.                     The first paragraph appearing after the bullet point presentation should be moved and instead be presented as the third paragraph on the prospectus cover page.  In this regard, expand the disclosure contained in that paragraph to state, if true, that either a material amount or substantially all, as the case may be, of the Master Fund’s debt investments may contain interest reset provisions that may make it more difficult for the borrowers to make debt repayments to the Master Fund.  Further disclose, if true, that either a material amount or substantially all, as the case may be, of the Master Fund’s debt investments may not pay down principal during their lifetime, which could result in a substantial loss to the Master Fund if the portfolio company is unable to refinance or repay the debt at maturity.  Additionally, disclose, if true, that a material amount of the Master Fund’s debt investment may pay payment-in-kind interest which potentially creates negative amortization on a loan resulting in a borrower owing more at the end of the term of a loan than what it owed when the loan was initially originated.

Response 13.                        The disclosure has been revised accordingly.

Comment 14.                     Much of the information contained in the first paragraph under the “Plan of Distribution” heading, on page 98, should be summarized and also included on the prospectus front cover page.  Furthermore, it appears the pricing table should be presented in the format specified by Instruction 5. to Item 1.g. of Form N-2.

Response 14.                        We respectfully acknowledge your comment but note that the most pertinent information from the first paragraph under the “Plan of Distribution” heading on page 95 is currently included on the outside front cover and inside front cover of the Registration Statement. We also note that all references to the “minimum offering requirement” have been removed from the Registration Statement and, therefore, the pricing table is formatted accurately as per Item 1.g. of Form N-2.

Comment 15.                     Revise footnote (2) to clarify that investors will pay the 5.5% sales load on all initial and follow-on purchases of common shares of the Company but not on common shares issued pursuant to the Company’s Dividend and Reinvestment Plan.

Response 15.                        The disclosure has been revised accordingly.

Comment 16.                     Expand footnote (3) to the pricing table to disclose the net per common share and total proceeds to the Company, after the payment of expenses of issuance and distribution and sales load.  Also, in this regard, see Instructions 2. and 6. to Item 1.g. of Form N-2.  Additionally, any commissions paid by other persons and other consideration should be noted and briefly described in footnote (3) to the pricing table.  In this regard, see Instruction 2. to Item 1.g. of Form N-2, and the reference therein to the term “commissions” as defined in paragraph 17 of Schedule A of the Securities Act of 1933 (the “Securities Act”).

Response 16.                        The disclosure has been revised accordingly.

Comment 17.                     Expand the disclosure contained in the first paragraph appearing after the pricing table presentation to clarify that the payment of sales load by investors and organization and offering expenses by the Company will immediately reduce the net asset value of each share of common stock an investor purchases in this offering.  In this regard, it appears that the phrase “at least $93.00 but less than $100.00” should be replaced with the phrase “only $93.00.”  Also make clear that the $93.00 amount will be further reduced by the other fees and expenses paid by the Company, as well as the distribution and shareholder servicing fee paid to the Dealer Manager.  Furthermore, the second sentence should be deleted because not only does it potentially imply that investors will be able to recover the maximum sales load but that such a recovery would have resulted from the Company’s earnings.

Response 17.                        The disclosure has been revised accordingly.

Prospectus Summary (page 1)

Comment 18.                     The disclosure contained in the first paragraph should be presented in non-italics.

Response 18.                        The disclosure has been revised accordingly.

Our Company (page 1)

Comment 19.                     Expand the disclosure contained in the sixth sentence of the second paragraph to clarify the extent to which the Company’s investments will “sit senior” in a borrower’s capital structure and identify over what “other parts” of a borrower’s capital structure they will have re-payment priority.

Response 19.                        The disclosure has been revised accordingly.

Comment 20.                     Replace the eighth, ninth and tenth sentences of the second paragraph with their plain English equivalents.

Response 20.                        The disclosure has been revised accordingly.

Comment 21.                     In the last sentence of the second paragraph, please specify the maximum percentage of the Company’s assets that may be invested in structured products.

Response 21.                        The disclosure has been revised to reflect that the Company may invest in structured products “to a limited extent.”

Comment 22.                     Disclose that there can be no assurances that any of the objectives, benefits or expectations that are described in the second and third paragraphs will be achieved.

Response 22.                        The disclosure has been revised accordingly.

Master/Feeder Structure (page 2)

Comment 23.                     We note that, although the Master Fund will be continuously offered and have an infinite life, the Company will have a finite term of five years from the closing of the Company’s offering.  The disclosure also states that other feeder funds may invest in the Master Fund.  Disclose the potential material impact that other feeder funds investing in the Master Fund may have on the Company’s investment in the Master Fund.  For example, could feeder funds with finite terms shorter than the Company have a direct material impact on the liquidity of the Master Fund and, therefore, indirectly on the Company?

Response 23.                        The disclosure has been revised accordingly.

Comment 24.                     Disclose the existence of any of the Master Fund’s other feeder funds.

Response 24.                        The disclosure has been revised accordingly.

Comment 25.                     The word “registered,” appearing in the third paragraph, should be changed to “regulated.”

Response 25.                        The disclosure has been revised accordingly.

Seed Investments (page 2)

Comment 26.                     Disclose whether the affiliate of W.P. Carey and the affiliate of Guggenheim will each contribute $25 million in exchange for $25 million in net asset value of common shares of the Master Fund.  See Big Apple Capital Corporation, (pub. avail. May 6, 1982).

Response 26.                        The disclosure has been revised accordingly.

Comment 27.                     Disclose the types of securities that the Master Fund is permitted to issue.  Also, clarify whether all of the common shares issued by the Master Fund to the providers of its seed capital and to its feeder funds will possess identical characteristics, rights, priorities and preferences.

Response 27.                        The disclosure has been revised accordingly.

Comment 28.                     Briefly describe any material differences in the characteristics of the common shares issued by the Master Fund when compared to the characteristics of the common shares issued by the Company.

Response 28.                        The Company hereby confirms that there are no material differences in the common shares that will be issued by the Master Fund compared to the common shares that will be issued by the Company.

Comment 29.                     Clarify how all of the fees and expenses at the Master Fund level will be allocated among its feeder funds and the providers of the Master Fund’s seed capital.

Response 29.                        The disclosure has been revised accordingly.

About Guggenheim (page 4)

Comment 30.                     The last sentence of the second paragraph should be deleted since the Company has no results of operations and the conclusions contained therein are presented out of context.

Response 30.                        The disclosure has been revised to reflect that Guggenheim (not the Company) has delivered innovative strategies and attractive long-term results to its clients.

Market Opportunity (page 4)

Comment 31.                     Provide a summary of the underwriting standards that will be used and the investment characteristics of the Master Fund’s investments that it intends to make with the proceeds of the Seed Investments and with the offering proceeds from the Company.

Response 31.                        We respectfully acknowledge your comment; however, the Company believes that a summary of the underwriting standards that will be used and the investment characteristics of the Master Fund’s investments that it intends to make with the proceeds of the Seed Investments and with the offering proceeds from the Company are adequately disclosed in the “Investment Strategy,” “Investment Focus” and “Typical Leveraged Capital Structure” headings, among other places, in the “Company Profile” section of the Registration Statement.

Advisors Fees (page 8)

Comment 32.                     Expand the disclosure to provide a definition of “gross assets” that makes clear how it will be calculated in relation to the line items that will appear on the Master Fund’s balance sheet.  For example, are “gross assets” simply the same as “total assets,” as that line item that will appear on the Master Fund’s balance sheet?  If not, disclose how they are different.  Also identify the “average” that will be used in the calculation of average gross assets.

Response 32.                        The disclosure has been revised accordingly.

Comment 33.                     We assume that the formulation of the incentive fee calculation appearing in the two bullet point paragraphs on page 8 consists of precisely the same language appearing in the Investment Advisory Agreement.  Please confirm in your response letter.  In this regard, please file the Investment Advisory Agreement as an exhibit to the next pre-effective amendment to the Registration Statement.

Response 33.                        We hereby confirm that the formulation of the incentive fee calculation consists of precisely the same language appearing in the Investment Advisory Agreement. The Investment Advisory Agreement will be filed as an exhibit to the Registration Statement after the Master Fund’s Board of Trustees approves the Investment Advisory Agreement at the organizational board meeting.

Comment 34.                     The second bullet paragraph states that, for purposes of computing the incentive fee on capital gains, the calculation methodology will disregard any net interest associated with derivatives or swaps.  However, the disclosure is silent on whether the Investment Advisory Agreement specifically provides for a subordinated incentive fee on income to be paid in respect of a derivative or swap.  Please clarify whether, for purposes of calculating the subordinated incentive fee on income, the Investment Advisory Agreement states that interest and fees received on derivatives and swaps will be calculated on a “look through” basis, as if the Master Fund held the underlying reference assets directly.

Response 34.                        We hereby confirm that the Master Fund’s Investment Advisory Agreement will provide that interest income and fees received on derivatives, including but not limited to, total return swaps will be calculated on a “look through” basis as if the Master Fund held the underlying reference assets directly.  In addition, the Investment Advisory Agreement will provide that realized capital gains, realized capital losses and unrealized capital depreciation also will be calculated on a “look through”

basis as if the Master Fund held or sold, as the case may be, the underlying reference assets directly.  Accordingly, we have revised the second bullet to reflect that both the incentive fee on income and the incentive fee on capital gains will be calculated as if the Master Fund held the underlying reference assets of its derivatives directly.

Comment 35.                     In the last sentence of the second bullet paragraph, clarify that referenced “net realized gains or losses related to the disposition of underlying reference asset” will be limited to those appearing on the Master Fund’s income statement as net realized gains or losses from a derivative or swap.  Also state that the net realized gain or losses will be further reduced by unrealized depreciation.

Response 35.                        The disclosure has been revised in accordance with our response to Comment 34.

Comment 36.                     Please clarify whether, for purposes of calculating the incentive fee on capital gains, the Investment Advisory Agreement states that realized capital gains, realized capital losses and unrealized depreciation on derivatives and swaps will be calculated on a “look through” basis, as if the Master Fund held the underlying reference assets directly.

Response 36.                        Please see our response to Comment 34.

Comment 37.                     Clarify that the Investment Advisory Agreement states that no incentive fee on capital gains in respect of a swap or a derivative will be calculated or paid prior to the termination of the derivative or swap.

Response 37.                        Please see our response to Comment 34.

Distribution and Shareholder Servicing Fee (page 9)

Comment 38.                     The distribution and shareholder servicing agreement does not appear to be filed as an exhibit to the registration statement nor does it appear to be identified as an exhibit to be filed by amendment.  Please file the agreement as an exhibit in a subsequent pre-effective amendment to the registration statement.

Response 38.                        The Distribution and Shareholder Servicing Agreement will be filed as an exhibit to the Registration Statement after the Master Fund’s Board of

Trustees approves the Distribution and Shareholder Servicing Agreement at the organizational board meeting.

Risk Factors (page 11)

Comment 39.                     Because the Company is non-diversified, please refrain from using the word “diversify” in the penultimate bullet point.

Response 39.                        The disclosure has been revised accordingly.

Comment 40.                     The last bullet states that portfolio investments may include PIK interest.  In the event that the portfolio securities contain PIK interest, then please ensure that the tabular presentation of the portfolio securities clearly specifies the cash interest component and the maximum amount of any permissible PIK interest component payable on each debt instrument, as applicable.

Response 40.                        We acknowledge the comment.

Comment 41.                     Add separate bullet point risk factors disclosing, if true, that:

(i)                                    portions of the distributions that we make to you may represent a return of capital, which is a return of a shareholder’s original investment in the Company, after subtracting sales load, fees and expenses directly or indirectly paid by a shareholder.  Also clarify that, while a return of capital is not currently taxable, it will lower a shareholder’s investment tax basis in the Company, which may subject the shareholder to tax consequences in the future in connection with the sale of Company shares, even if sold at a loss to the shareholder’s original investment;

(ii)                                a Company portfolio holding’s inability to pay interest and principal when due may contribute to a reduction in the net asset value per share of Company common stock, the Company’s ability to pay dividends and to service its contractual obligations, and may negatively impact the market price of Company common stock and other securities that it may issue;

(iii)                            when interest rates increase, floating rate interest rate reset features on debt instruments may make it more difficult for borrowers to repay their loans and will make it easier for our Advisors’ to meet their income incentive fee threshold without any additional effort;

(iv)                             the Company will likely recover little or no unpaid principal or interest if any of its borrowers were to default, even when such debt obligations are first lien or second lien debt obligations or are otherwise secured;

(v)                                 investors may lose all or part of their investment in the Company; and

(vi)                             there are actual and potential conflicts of interest presented by an investment in the common stock of the Company (accompanied by a brief identification of such conflicts).

Response 41.                        The disclosure has been revised accordingly.

Fees and Expenses (page 13)

Comment 42.                     We note that most of the information in the fee table is incomplete.  Please provide us with the details of the Company’s fees and expenses as soon as they are available.

Response 42.                        We acknowledge the comment. The fee table will be finalized in a subsequent pre-effective amendment to the Registration Statement.

Comment 43.                     Add the parenthetical “(20%)” next to the “Incentive fees” line item to the fee table.

Response 43.                        The disclosure has been revised accordingly.

Comment 44.                     Revise the last line item to read “Total annual expenses after fee waiver and/or expense reimbursement.”

Response 44.                        The disclosure has been revised accordingly.

Comment 45.                     Revise the applicable fee table footnotes to state instead that the fee table and expense example are presented based upon the 105,000 minimum of common shares that the Company is required to sell in order to satisfy the minimum offering requirement.  In this regard, please disclose the assumptions that were used when calculating the annual expenses presented in the fee table and expense example.  The Company may update the fee table and expense example during the continuous offering period to reflect any material changes resulting from an increase in the actual amount of its common stock sold to date.

Response 45.                        We respectfully acknowledge your comment and note that all references to a minimum offering requirement have been removed from the Registration Statement. The disclosure has been revised to state: “The expenses shown in the table under “Annual expenses” are based on estimated amounts for the Company’s first full year of operations and assume that the Company raises $300,000,000 during the 12 months following the commencement of the offering.”

Comment 46.                     In footnote (1), clarify the significance of the statement “as shares are sold.”

Response 46.                        The statement “as shares are sold” has been deleted.

Comment 47.                     In the disclosure contained in footnote (2), clarify whether the Adviser is responsible for the payment of the Company’s organization and offering expenses to the extent that they exceed 1.5% of the aggregate gross proceeds from the offering, without recourse against or reimbursement by the Company, regardless of the amount of common shares sold in this offering.

Response 47.                        The disclosure has been revised accordingly.

Comment 48.                     In the breakpoint presentation contained in footnote (5), clarify whether lower percentage amounts apply only to the portion of assets exceeding the breakpoint; for example, on $2 billion of gross assets, the base management fee would equal 2.000% on $999,999,999 and 1.875% on the remainder.

Response 48.                        The disclosure has been revised accordingly.

Comment 49.                     In the disclosure contained in footnote (6), provide in part (ii) the complete formulation of the incentive fee on capital gains computation.

Response 49.                        The disclosure has been revised accordingly.

Comment 50.                     Disclose how derivatives will be valued for purposes of determining the “average value of our gross assets.”  Also disclose how the types of derivatives that the Master Fund expects to enter into could generate investment income and capital gains for purposes of the net investment income component and the capital gains component of the incentive fee, and how such income and gains will be measured.

Response 50.                        Please see our response to Comment 34.  In addition, the disclosure has been revised to reflect that derivatives will be valued based on their market value.

Comment 51.                     It is unclear from the disclosure contained in footnote (11) whether the Expense Support Agreement and the Master Fund Expense Support Agreement will effectively allow the Company to maintain a managed distribution policy without making significant returns of capital to investors when earnings and profits do not support such distribution levels.  If it will, then disclose that the Advisors will not seek recoupment if the Company’s distribution rate is lower than the distribution rate made at the time the expenses were reimbursed.  We also note from the prospectus cover page, that “waivers of certain advisory fees...will be subject to repayment to our affiliates.”  However, although footnote (11) makes clear that advisor fees and advisor incentive fees are excluded from the definition of “other operating expenses,” it is unclear whether they are included within the meaning of the phrase “all operating expenses” referenced therein.  Please revise footnote (11) to clarify.  If the Advisor’s fees may be waived for a period and later recouped, disclose the same limitations on recoupment described above.  Further, any recoupment of expenses reimbursed or of fees waived is permissible only to the extent that such recoupment will not cause the expense ratio in the year of recoupment to exceed the expense ratio that was in effect at the time the expenses were reimbursed or the fees waived.  Additionally, disclose that any permissible recoupment may only occur, if at all, within three years after the amount subject to recoupment was reimbursed or waived.  Also, please disclose that fee waivers and expense reimbursements may not be made for the purpose or effect of increasing the amount of the incentive fee to be paid by the Company and the Master Fund to the Advisors.

Response 51.                        The disclosure on the cover page as well as in the footnote has been revised accordingly.

Example (page 13)

Comment 52.                     The second and third line items of the tabular presentation should be combined simply to state “You would pay the following expenses on a $1,000 investment, assuming a 5% annual return solely from realized capital gains.”

Response 52.                        The disclosure has been revised accordingly.

Risk Factors (page 20)

Comment 53.                     Please present the first paragraph in non-italicized type.  Also expand the first paragraph to make clear that this section nonetheless describes the principal risk factors associated with investment in the Company specifically, as well as those factors generally associated with investment in a company with investment objectives, investment policies, capital structure or trading markets similar to the Company’s.  See Item 8.3.a. of Form N-2.  In this regard, add any additional risk factors as appropriate.

Response 53.                        The disclosure has been revised accordingly.

Comment 54.                     Add appropriate risk disclosure that includes, as applicable, the information required by Item 8.3.b.(2) of Form N-2.

Response 54.                        The disclosure has been revised accordingly.

Comment 55.                     In your response letter, confirm that the Master Fund/Company will not engage in reverse repurchase agreements. In the alternative, provide a description of reverse repurchase agreements, noting that they represent borrowing by the Master Fund/Company and, if true, that they are subject to the Master Fund’s/Company’s overall limitation on borrowing.  Also highlight the risks pertaining to reverse repurchase agreements.

Response 55.                        We hereby confirm that neither the Master Fund nor the Company currently intends to engage in reverse repurchase agreements.

Comment 56.                     Please present each risk factor heading in bold face non-italicized type.

Response 56.                        The disclosure has been revised accordingly.

Comment 57.                     Revise the first risk factor caption to clarify that the neither the Master Fund nor the Company has any meaningful operating history.

Response 57.                        The disclosure has been revised accordingly.

Equity Investments (page 22)

Comment 58.                     Please specify the types of “selected equity investments” that the Company expects to make.

Response 58.                        The disclosure has been revised accordingly.

Derivatives (page 23)

Comment 59.                     Regarding derivative investments and the specific disclosure highlighting the types, amounts, characteristics and risks that should be included in the prospectus, see generally, Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Response 59.                        We respectfully acknowledge your comment and believe that the derivatives disclosure is complete and accurate.

Risks Related to Our Investments (page 25)

Comment 60.                     In the “Structured Products” bullet, disclose the maximum percentage of the portfolio that may be invested in the equity tranches or similarly situated tranches of structured products.  Also, if such investments are permitted, then highlight the special risks presented by an investment in the equity tranches or similarly situated tranches of structured products.

Response 60.                        The disclosure has been revised to state “We may also invest, to a limited extent, in structured products, which may include CDOs, CLOs, structured notes and credit-linked notes.” (emphasis added).

We will be exposed to risks associated with changes in interest rates. (page 28)

Comment 61.                     Expand the disclosure to address how changes to interest rates might impact the Company’s future borrowings, its net investment income, the incentive fee that it pays to its Advisor, the trading prices of its common stock and its net asset value.

Response 61.                        The disclosure has been revised accordingly.

If we are unable to raise substantial funds... (page 40)

Comment 62.                     Disclose the estimated minimum dollar amount of capital that must be raised by the Company which would enable it to sustain viable operations with a reasonable chance of attaining its investment objective.  If this amount is more than the amount that would be raised by selling the minimum offering amount of 105,000 shares, then also disclose why the minimum offering amount was set at 105,000 common shares.

Response 62.                        We respectfully acknowledge your comment and note that all references to a minimum offering requirement have been removed from the Registration Statement.  In addition, the Seed Investments of $50 million are more than sufficient to permit the Master Fund and, therefore, the Company, to pursue their investment objectives.

Management of the Company and the Master Fund (page 62)

Comment 63.                     The disclosure states that the Company’s Board of Directors Trustees consists of five members, and that these same individuals serve on the Master Fund’s Board of Trustees.  For each trustee, briefly identify the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a trustee for the Company and the Master Fund at the time that the disclosure is made, in light of the Company’ and the Master Fund’s business and structure.  See Item 18.17 of Form N-2.

Response 63.                        We respectfully acknowledge your comment and note that such disclosure will be added after the organizational board meeting.

Comment 64.                     Please disclose all of the other information required by Item 18 of Form N-2 in the next submission of the prospectus.

Response 64.                        We respectfully acknowledge your comment and note that such disclosure will be added after the organizational board meeting.

Our Investment Advisors and Executive Officers (page 68)

Comment 65.                     Amplify the disclosure contained in the last sentence of the first paragraph to specify what is contemplated by “agreed-upon reimbursement payments to W.P. Carey pursuant to the Administrative Services Agreement.”

Response 65.                        The disclosure has been revised accordingly.

Financial Condition, Liquidity and Capital Resources (page 73)

Comment 66.                     Expand the statement made in the last sentence of the second paragraph to clarify whether the Company or the Master Fund intends to issue preferred stock within twelve months of the commencement of operations.

Response 66.                        The disclosure has been revised accordingly.

Discussion of Expected Operating Results (page 81)

Comment 67.                     The caption for this section should be changed to “Discussion of Operating Plans” or other heading that does not suggest what the Company’s operating results might be, especially where, as here, the Company has no history of operations.

Response 67.                        The disclosure has been revised accordingly.

Operating Expenses (page 82)

Comment 68.                     In your response letter, identify which of the Company’s fee table line items includes each of the actual or estimated costs and expenses set forth in this section.  Also confirm that all such costs and expenses are reflected in the example presentation.

Response 68.                        The fee table footnotes have been revised accordingly. Once the “Fee Waiver and/or Expense Reimbursement” and “Total annual expenses after fee waiver and/or expense reimbursement” line items have been completed, all such costs and expenses will be reflected in the example presentation.

Reimbursement of W.P. Carey for Administrative Services (page 83)

Comment 69.                     The disclosure indicates that the Company will reimburse W.P. Carey for administrative expenses.  Expand the disclosure to provide more specifics on the expenses for which the Company will be required to reimburse W.P. Carey and also disclose the specific methodology used to allocate costs and expenses under the administration agreement.  In this regard, the administration agreement should be filed as an exhibit to the Registration Statement, as such agreement does not appear to be identified in the exhibits “to be filed by amendment” listing on page C-1.  In your response letter, please confirm to the staff that the Company’s Board of Trustees exercises appropriate oversight with respect to the equity of the allocation methodology used.  Also confirm that the description of the allocated expenses described in the prospectus fully identifies all expenses allocated under the administration agreement.

Response 69.                        The Board of Trustees will be held responsible for the approval, and the ongoing oversight of the Administrative services agreement between the Company and W. P. Carey. In this oversight they will approve the ongoing allocation of expenses to the Company on at least a yearly basis. The Administrative Service Agreement will be filed as an exhibit to the Registration Statement after the Master Fund’s Board of Trustees approves the Administrative Services Agreement at the organizational board meeting. The disclosure of the appropriate allocation methodology and expansion of the required reimbursements will be added to the Registration Statement at that time as well.

Comment 70.                     In your response letter, identify which of the Company’s fee table line items includes each of the actual or estimated costs and expenses set forth in this section.  Also confirm that all such costs and expenses are reflected in the expense example presentation.

Response 70.                        All the costs and expenses set forth in the bullet point list (except for interest payable on debt) will be reflected in the “Other expenses” line of the fee table as estimated amounts for the current fiscal year. Interest payable on debt will be reflected in the “Interest payments on borrowed funds” line of the fee table assuming the Master Fund borrows 50% of its net assets. All such costs and expenses will be reflected in the example presentation once the line items of the fee table have been finalized.

Description of Our Capital Stock (page 87)

Comment 71.                     Revise the first paragraph to clarify that this section summarizes the material provisions of the Delaware Statutory Trust Act, the General Corporation Law of the State of Delaware and the Company’s Declaration of Trust that are relevant to an investment in the Company.  In this regard, add any additional disclosure to ensure that such material provisions are, in fact, summarized in this section of the prospectus.

Response 71.                        The disclosure has been revised accordingly.

Determination of Net Asset Value (page 94)

Comment 72.                     Disclose that the Company will accrue as a liability each time it calculates net asset value the amount of its pro rata share of the amount the Master Fund may owe the Advisor for the income incentive fee and the capital gains incentive fee, the latter being based on the amount of unrealized and realized capital appreciation.

Response 72.                        The disclosure has been revised accordingly.

Comment 73.                     In your response letter, please inform the staff whether the Company’s Board of Trustees will review and approve in advance the valuation methodology of any independent valuation firm it uses and confirm that the Company’s Board of Trustees will regularly review the historical accuracy of its fair value methodologies.  See Release No. IC-26299; “Compliance Programs of Investment Companies and Investment Advisers,” (December 17, 2003).

Response 73.                        The Company’s Board of Trustees will approve any independent valuation firm it uses and will review the valuation methodologies used by such firm.

Value Determinations in Connection with this Continuous Offering (page 96)

Comment 74.                     Add the phrase “Net Asset” to the beginning of the caption for this section of the prospectus.

Response 74.                        The disclosure has been revised accordingly.

Comment 75.                     Revise the disclosure contained in the first sentence of the second paragraph to clarify that, except for as provided by the 1940 Act, the Company’s Board will, or persons to whom the Company’s Board may delegate authority will, determine with each subscription closing on the sale of common shares offered that no sales are being made below the then current net asset value per share of the Company’s common stock.  In this regard, also replace the word “test” with the word “determine.”  Also, it appears that the phrase “we expect that” should be deleted from the beginning of the third sentence of the second paragraph; in the alternative, disclose the scenarios under which such factors will not be considered by the Company’s officers.  Furthermore, in the first sentence of the third paragraph, it appears that the phrase “determination does not require that we calculate and disclose net asset value in connection with each weekly closing and sale of our common shares, but instead” should be deleted.

Response 75.                        The disclosure has been revised accordingly.

The Offering (page 98)

Comment 76.                     In the penultimate sentence of the first paragraph, clarify that if the Company fails to meet the minimum offering requirement, it will return all amounts tendered by investors, without any reduction for sales load.

Response 76.                        We respectfully acknowledge your comment and note that all references to a minimum offering requirement have been removed from the Registration Statement.

Dealer Manager and Compensation We Will Pay for the Sale of Our Shares (page 99)

Comment 77.                     The disclosure contained in footnote (2) to the Company’s fee table presentation states that “our Advisors are responsible for the payment of our organization and offering expenses to the extent that they exceed 1.5% of the aggregate gross proceeds from the offering, without recourse against or reimbursement by us.”  Please reconcile that statement with the disclosure appearing in the last sentence of the fourth paragraph on page 97.

Response 77.                        The disclosure has been revised accordingly.

Comment 78.                     Please revise the disclosure contained in the first full paragraph appearing on page 101 to clarify the types and maximum amount of the fees, commissions and expenses described therein that the Company and its shareholders will be, directly and indirectly, responsible for paying and the types and amount that the Advisor will be responsible for paying.

Response 78.                        The disclosure has been revised accordingly.

Minimum Offering Requirement (page 102)

Comment 79.                     The disclosure contained in the first three sentences of the third paragraph also should be included in a footnote to the pricing table on the prospectus cover page.

Response 79.                        We respectfully acknowledge your comment and note that all references to a minimum offering requirement have been removed from the Registration Statement.

PART C — OTHER INFORMATION

Item 30. INDEMNIFICATION

Comment 80.                     Add the undertaking required by Rule 484 of Regulation C of the Securities Act.

Response 80.                        The disclosure has been revised accordingly.

Signatures (pages C-5 & C-6)

Comment 81.                     At the time the Registration Statement was originally filed, Mark Goldberg was the sole initial trustee of the Company and the Master Fund. Prior to effectiveness of the Registration Statement, the Company and the Master Fund must have a board of trustees whose composition complies with the applicable provisions of the Investment Company Act.  Also, please note the signature requirements of Section 6(a) of the Securities Act, which requires that the Registration Statement be signed by a majority of the Company’s and the Master Fund’s Board of Trustees.

Response 81.                        We acknowledge the comment.

Closing

Comment 82.                     Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with this Registration Statement.

Response 82.                        We expect to submit an exemptive application to permit the Company, the Master Fund, Carey Credit Advisors, LLC and Guggenheim Partners Investment Management, LLC to engage in certain co-investment transactions that otherwise may be prohibited by Section 57(a)(4) of the 1940 Act. We do not believe that any delay in receiving such exemptive relief would adversely affect the Company’s or the Master Fund’s ability to pursue its investment strategies or achieve its investment objectives.

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Should you have any questions regarding this letter, please contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz